Filed pursuant to Rule 163
Registration No. 333-156485
December 30, 2008
1,889,467 Units Consisting of
1,889,467 Shares of Common Stock and
Warrants to Purchase 283,420 Shares of Common Stock

     We are offering up to 1,889,467 shares of our common stock and warrants to purchase up to 283,420 shares of our common stock in this offering (and the shares of common stock issuable from time to time upon exercise of these warrants). The common stock and warrants will be sold in units, with each unit consisting of one share of common stock and a warrant to purchase 0.15 of a share of common stock at an exercise price of $25.40 per share of common stock. Each unit will be sold at a negotiated price of $21.17 per unit. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately. We are offering these shares of common stock and warrants to purchase common stock directly to two institutional investors and their related funds.

     Our common stock is listed on the NASDAQ Global Select Market under the symbol “XNPT.” The last reported sale price of our common stock on December 29, 2008 was $21.60 per share.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 8 of this free writing prospectus.

		Maximum
	Per Unit	Offering Amount

Public offering price	$21.17	$40,000,016.39
Proceeds, before expenses, to us	$21.17	$40,000,016.39
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The issuer may file a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus after filing if you request it by calling 408-616-7200 or by emailing IR@XenoPort.com.
No offer to buy shares of common stock and warrants can be accepted and no part of the purchase price for the units can be received by us until the registration statement relating to the foregoing securities has become effective under the Securities Act of 1933.

The date of this free writing prospectus is December 30, 2008.

ABOUT THIS FREE WRITING PROSPECTUS
     This free writing prospectus relates to the offering by us of up to 1,889,467 shares of our common stock and warrants to purchase up to 283,420 shares of our common stock (and the shares of common stock issuable from time to time upon exercise of these warrants). The common stock and warrants will be sold in units. We expect to file a registration statement (including a prospectus) and related prospectus supplement with the Securities and Exchange Commission for the offering to which this free writing prospectus relates. No offer to buy shares of common stock and warrants can be accepted and no part of the purchase price for the units can be received by us until the registration statement relating to the foregoing securities has become effective under the Securities Act of 1933. You should rely only on the information contained or incorporated by reference in this free writing prospectus, along with the information contained in or incorporated by reference in the prospectus in that registration statement and the related prospectus supplement. You should read this free writing prospectus, the prospectus in that registration statement and the related prospectus supplement, including the information incorporated by reference, in their entirety before making an investment decision.
     To the extent there is a conflict between the information contained in this free writing prospectus, on the one hand, and the information contained in any document incorporated by reference that was filed with the SEC before the date of this free writing prospectus, on the other hand, you should rely on the information in this free writing prospectus. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this free writing prospectus — the statement in the document having the later date modifies or supersedes the earlier statement. We have not authorized anyone to provide you with different or additional information. You should assume that the information appearing in this free writing prospectus, the prospectus in the registration statement referred to above and the related prospectus supplement, including the documents incorporated by reference, is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

SUMMARY
     This summary highlights selected information appearing elsewhere or incorporated by reference in this free writing prospectus, and may not contain all of the information that is important to you. This free writing prospectus includes information about the securities we are offering as well as information regarding our business and financial data. You should read this free writing prospectus, including the information incorporated by reference, in its entirety. Investors should carefully consider the information set forth under “Risk Factors” in this free writing prospectus before making your investment decision.
XenoPort, Inc.
Overview
     We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transport mechanisms to improve the therapeutic benefits of existing drugs. We are developing our lead product candidate, XP13512, in partnership with Astellas Pharma Inc. and Glaxo Group Limited, or GSK. GSK currently anticipates resubmitting to the U.S. Food and Drug Administration, or FDA, a new drug application, or NDA, for this product candidate, known as Solzira™ in the United States, for the treatment of moderate-to-severe primary restless legs syndrome, or RLS, in January 2009. RLS is a common, under-diagnosed neurological condition that frequently manifests itself as a sleep disorder. GSK is also evaluating XP13512 for the potential treatment of post-herpetic neuralgia, or PHN, painful diabetic neuropathy, or PDN, and migraine prophylaxis. Astellas is evaluating XP13512, which is known as ASP8825 in the Astellas territory, in a Phase 2 clinical trial in Japan for the treatment of RLS. We are evaluating our second product candidate, XP19986, for the potential treatment of gastroesophageal reflux disease, or GERD, spasticity in patients with spinal cord injury and acute back spasms of musculoskeletal origin. We are evaluating our third product candidate, XP21279, for the potential treatment of Parkinson’s disease.
     Each of our product candidates is an orally available, patented or patentable new chemical entity addressing large potential markets. Our innovative product candidates, which we refer to as Transported Prodrugs, are created by modifying the chemical structure of currently marketed drugs, referred to as parent drugs, and are designed to correct deficiencies in the oral absorption, distribution and/or metabolism of the parent drug. Our proprietary technology utilizes the body’s natural mechanisms for actively transporting nutrients through cellular barriers to permit certain parent drugs with suboptimal oral absorption to be effectively and efficiently delivered into the body after oral administration of our product candidates.
     A key component of our strategy is to reduce the risks and time associated with drug development by capitalizing on the known safety, efficacy and established drug development history of the parent drugs. Our product candidates are designed to be metabolized to release the parent drugs and natural substances with favorable safety characteristics. We believe that these features will increase the probability of successfully developing our product candidates. In addition, we intend to seek approval of our product candidates in indications for which the parent drugs have not been approved, but are nevertheless used off-label after having demonstrated efficacy in clinical trials. We believe that the improved characteristics of our product candidates will provide meaningful therapeutic benefits compared to existing drugs, as well as allow for approval to market in indications for which the parent drugs are not currently approved or promoted.
     We plan to enter into agreements with pharmaceutical companies when access to a primary care physician sales force is necessary to maximize the commercial potential of our product candidates in the United States, for the development and commercialization of our product candidates outside the United States or to develop and commercialize product candidates that fall outside our therapeutic areas of interest. To date, we have entered into two separate agreements for the development and commercialization of XP13512. In December 2005, we entered into an agreement in which we licensed to Astellas exclusive rights to develop and commercialize XP13512 in Japan, Korea, the Philippines, Indonesia, Thailand and Taiwan (collectively referred to as the Astellas territory). In February 2007, we announced an exclusive collaboration with GSK to develop and commercialize XP13512 in all countries of the world other than the Astellas territory. In October 2007, we entered into an exclusive license agreement with Xanodyne Pharmaceuticals, Inc. in which we licensed to Xanodyne exclusive rights to develop and commercialize another of our product candidates, XP21510, in the United States, including for the potential treatment of women diagnosed with menorrhagia, or heavy menstrual bleeding.

Our Product Candidates
     Our current portfolio of proprietary product candidates includes the following:
     XP13512. XP13512 is a Transported Prodrug of gabapentin. We have licensed to Astellas exclusive rights to develop and commercialize XP13512 in the Astellas territory and have an exclusive collaboration with GSK to develop and commercialize XP13512 in all countries of the world other than the Astellas territory. Under the terms of our collaboration with GSK, we may elect to co-promote XP13512 in the United States.
•	XP13512 for RLS. XP13512 is currently being evaluated for the treatment of RLS in a Phase 3 clinical program in the United States and in a Phase 2 clinical trial in Japan. RLS is characterized by an irresistible urge to move one’s legs, usually accompanied by unpleasant sensations or pain in the legs. We have announced top-line data from three RLS Phase 3 clinical trials that demonstrated statistically significant improvements compared to placebo on the primary endpoints of these trials and that XP13512 was generally well-tolerated. GSK has also initiated a Phase 3b polysomnography clinical trial of XP13512 to evaluate the potential sleep benefits of XP13512 in patients with RLS. GSK currently anticipates resubmitting to the FDA in January 2009 an NDA requesting approval of Solzira™ for the treatment of moderate-to-severe primary RLS.

•	XP13512 for Neuropathic Pain. We have shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN, a chronic type of neuropathic pain that can follow the resolution of shingles. GSK has initiated a neuropathic pain program that includes two Phase 2 clinical trials designed to evaluate the safety and efficacy of XP13512 in the management of PHN, as well as a Phase 2 clinical trial designed to evaluate the safety and efficacy of XP13512 in the treatment of PDN, a chronic type of neuropathic pain that results from diabetes.

•	XP13512 for Migraine Prophylaxis. XP13512 is a potential treatment for migraine, a neurological disorder characterized by recurrent headache attacks that are usually accompanied by various combinations of symptoms, including nausea and vomiting, as well as distorted vision and sensitivity to light and sound. Migraine prophylaxis treatments are designed to reduce the frequency and severity of migraine attacks. GSK has initiated a Phase 2b clinical trial designed to evaluate the safety and efficacy of XP13512 in the prophylactic treatment of migraine.
     XP19986. XP19986 is a Transported Prodrug of R-baclofen. We have retained all rights to this product candidate.
•	XP19986 for GERD. We are developing XP19986 for the treatment of GERD, a digestive system disorder caused primarily by transient relaxations of the lower esophageal sphincter, which is a combination of muscles that controls the junction between the esophagus and the stomach. GERD is characterized by the frequent, undesirable passage of stomach contents into the esophagus that results in discomfort and potential damage to the lining of the esophagus. In December 2008, we announced top-line results from a Phase 2 clinical trial that examined the ability of XP19986 to reduce symptoms experienced by subjects with GERD. The primary analysis comparing XP19986 to placebo did not reach statistical significance. However, pre-defined analyses on a subgroup of subjects who had previous experience with proton pump inhibitors showed statistically significant benefits of XP19986 on a number of important parameters. XP19986 was generally well tolerated at all dose levels.

•	XP19986 for Spasticity. We are developing XP19986 as a potential treatment for spasticity, a condition in which certain muscles are continuously contracted, causing stiffness or tightness of muscles that interferes with movement or speech. Racemic baclofen, which contains both R-baclofen and S-baclofen, is currently approved in the United States for the treatment of spasticity resulting from multiple sclerosis, spinal cord injury and other spinal cord diseases. We believe that spasticity patients may benefit from XP19986 due to less frequent dosing and a more desirable pharmacokinetic profile than racemic baclofen. We are currently conducting a Phase 2 clinical trial of XP19986 in spinal cord injury patients with spasticity.

•	XP19986 for Acute Back Spasms. We are evaluating XP19986 as a potential treatment for the relief of discomfort from painful musculoskeletal conditions associated with acute back spasms, which are involuntary and, frequently, painful contractions of the muscles of the lower back. We initiated an exploratory Phase 2 clinical trial of XP19986 in patients with acute back spasms in December 2008.
     XP21279. XP21279 is a Transported Prodrug of levodopa, or L-Dopa, that we are developing for the treatment of Parkinson’s disease, a neurological disorder of the elderly, characterized by tremor, rigidity and loss of reflexes. In March 2008, we announced positive results from a Phase 1 clinical trial of XP21279 that demonstrated that XP21279 produced a more sustained exposure of L-

Dopa compared to oral L-Dopa dosed in the same healthy subjects and that XP21279 was well-tolerated in this first trial in humans. We are currently conducting a Phase 1 clinical trial designed to assess the pharmacokinetics, safety and tolerability of two new formulations of XP21279 compared to oral L-Dopa. We have retained all rights to this product candidate.
     XP20925. XP20925 is a Transported Prodrug of propofol that is in preclinical development for the treatment of acute migraine as an abortive therapy for individual migraine episodes as they occur. We have commenced preclinical development activities to support the potential filing of an investigational new drug application, or IND, for XP20925. We have retained all rights to this product candidate.
     XP21510. XP21510 is a Transported Prodrug of tranexamic acid. Tranexamic acid is a man-made derivative of the naturally occurring amino acid lysine and works to inhibit, on a molecular basis, the breakdown of blood clots. It is approved in many countries in Europe and Asia for the treatment of women with menorrhagia, or heavy menstrual bleeding. We have licensed to Xanodyne exclusive rights to develop and commercialize XP21510 in the United States, including for the potential treatment of women diagnosed with menorrhagia.
Company Information
     We were incorporated in Delaware in May 1999. Our principal offices are located at 3410 Central Expressway, Santa Clara, California 95051, and our telephone number is (408) 616-7200. Our website address is www.XenoPort.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this free writing prospectus, XENOPORT, the XenoPort logo and Transported Prodrug are our trademarks. Service marks, trademarks and trade names included or incorporated by reference in this free writing prospectus are the property of their respective owners. Unless the context requires otherwise, references in this free writing prospectus to “XenoPort,” “the company,” “we,” “us” and “our” refer to XenoPort, Inc.
Risks Related to Our Business
     Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in “Risk Factors.” For example:
•	We have incurred cumulative operating losses since inception, we expect to continue to incur losses for the foreseeable future and we may never sustain profitability.

•	Our success depends substantially on our most advanced product candidates, which are still under development. If we or our collaborative partners are unable to bring any or all of these product candidates to market, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed.

•	If we or our partners are not able to obtain required regulatory approvals, we or our partners will not be able to commercialize our product candidates, our ability to generate revenue will be materially impaired and our business will not be successful.

•	We depend on collaborations to complete the development and commercialization of some of our product candidates.

The Offering

Common stock offered by XenoPort	1,889,467 shares

Common stock to be outstanding immediately after this offering	27,144,927 shares

Warrants to purchase common stock offered by XenoPort	Warrants to purchase 283,420 shares of common stock. The warrants will be exercisable during the period commencing on the date of original issuance and ending five years from the date of such issuance at an exercise price of $25.40 per share of common stock. This free writing prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Use of proceeds	We currently expect to use the net proceeds from this offering for general corporate purposes, including clinical trial, research and development, general and administrative and manufacturing expenses, and for potential acquisitions of companies, products or technologies that complement our business. See “Use of Proceeds” on page 30.

Risk factors	See “Risk Factors” beginning on page 8 for a discussion of factors you should consider carefully before making an investment decision.

NASDAQ Global Select Market symbol	XNPT
     The number of shares of our common stock to be outstanding immediately after this offering is based on 25,255,460 shares of common stock outstanding as of September 30, 2008 and excludes:
•	the 283,420 shares of our common stock issuable upon the exercise of the warrants offered hereby;

•	3,322,422 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2008, having a weighted-average exercise price of $27.48 per share;

•	218,315 shares of our common stock issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2008;

•	21,332 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2008, having an exercise price of $15.00 per share; and

•	an aggregate of 2,024,510 shares of our common stock reserved for future issuance as of September 30, 2008 under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan.

RISK FACTORS
     Investing in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained or incorporated by reference in this free writing prospectus when making an investment decision. If any of the following risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business and Industry
We have incurred cumulative operating losses since inception, we expect to continue to incur losses for the foreseeable future and we may never sustain profitability.
     We have a limited operating history and have incurred cumulative losses of $219.9 million since our inception in May 1999. In the three and nine months ended September 30, 2008, we incurred net losses of $24.1 million and $43.8 million, respectively. Due to the recognition of revenues from up-front and milestone payments from our collaborations with Glaxo Group Limited, or GSK, Astellas Pharma Inc. and Xanodyne Pharmaceuticals, Inc., we were profitable in the three-month periods ended June 30 and September 30, 2007, and for the year ended December 31, 2007. However, while recognition of these revenues resulted in a profitable year for 2007, we continue to expect to incur losses for the next several years. We expect our research and development expenses to increase in the foreseeable future due to increasing headcount, investment in our preclinical development programs and XP19986 development costs, partially offset by decreasing expenses for our clinical program evaluating XP13512, known in the United States by the trade name Solzira, and by the designation ASP8825 in the Astellas territory, for the treatment of restless legs syndrome, or RLS. Subject to regulatory approval of any of our product candidates, we expect to incur significant expenses associated with the establishment of a North American specialty sales force. Annual losses have had, and will continue to have, an adverse effect on our stockholders’ equity.
     Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when, or if, we will be able to achieve or sustain profitability. Currently, we have no products approved for commercial sale and, to date, we have not generated any product revenues. We have financed our operations primarily through the sale of equity securities, non-equity payments from collaborative partners, capital lease and equipment financings and government grants. We have devoted substantially all of our efforts to research and development, including clinical trials. If we or our collaborative partners are unable to develop and commercialize any of our product candidates, if development is delayed or if sales revenue from any product candidate that receives marketing approval is insufficient, we may never become profitable. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.
Our success depends substantially on our most advanced product candidates, which are still under development. If we or our collaborative partners are unable to bring any or all of these product candidates to market, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed.
     Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of our product candidates. In September 2008, GSK filed a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, for our most advanced product candidate for the treatment of RLS. In November 2008, GSK withdrew the NDA in connection with the FDA’s request that the data in a single study be reformatted. GSK currently anticipates resubmitting to the FDA in January 2009 an NDA requesting approval of Solzira for the treatment of moderate-to-severe primary RLS. This product candidate is currently being evaluated in a Phase 3 clinical program for RLS in the United States, in a Phase 2 clinical trial for RLS in Japan and in Phase 2 clinical trials for neuropathic pain and migraine prophylaxis in the United States. Our other product candidates are either in Phase 1 or Phase 2 clinical development or in various stages of preclinical development. Any of our product candidates could be unsuccessful if it:
•	does not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise does not meet applicable regulatory standards for approval;

•	does not offer therapeutic or other improvements over existing or future drugs used to treat the same conditions;

•	is not capable of being produced in commercial quantities at acceptable costs; or

•	is not accepted in the medical community and by third-party payors.
     We do not expect any of our current product candidates to be commercially available before the end of 2009, if at all. If we or our collaborative partners are unable to make our product candidates commercially available, we will not generate substantial product revenues and we will not be successful. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown upon completion of future clinical trials.
If we or our partners are not able to obtain required regulatory approvals, we or our partners will not be able to commercialize our product candidates, our ability to generate revenue will be materially impaired and our business will not be successful.
     Our product candidates and the activities associated with their development and commercialization are subject to comprehensive regulation by the FDA and other agencies in the United States and by comparable authorities in other countries. In February 2007, we announced an exclusive collaboration with GSK to develop and commercialize XP13512 in all countries of the world other than the Astellas territory. Pursuant to the terms of our agreement, GSK is responsible for the re-filing of the NDA with the FDA requesting approval of Solzira for the treatment of RLS, and GSK will lead the development and registration of XP13512 for all indications other than RLS in the United States and all indications in the remainder of GSK’s licensed territory. The inability to obtain FDA approval or approval from comparable authorities in other countries would prevent us and our collaborative partners from commercializing our product candidates in the United States or other countries. We or our collaborative partners may never receive regulatory approval for the commercial sale of any of our product candidates. Moreover, if the FDA requires that any of our product candidates be scheduled by the U.S. Drug Enforcement Agency, or DEA, we or our collaborative partners will be unable to begin commercial sale of that product until the DEA completes scheduling proceedings. If any of our product candidates is classified as a controlled substance by the DEA, we or our collaborative partners would have to register annually with the DEA and those product candidates would be subject to additional regulation.
     Neither we nor our collaborative partners have received regulatory approval to market any of our product candidates in any jurisdiction. We have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved. The application process begins with the submission of an NDA that the FDA initially reviews and either accepts or rejects for filing. NDA submissions are complex electronic filings, which include vast compilations of data sets, integrated documents and data calculations. The FDA has substantial discretion in the submission process and may refuse to accept an NDA submission if there are errors or omissions relating to the electronic transmittal process, data entry, data compilation or formatting. For example, in November 2008, GSK withdrew the NDA for Solzira for the treatment of moderate-to-severe primary RLS in connection with the FDA’s request that the data in a single study be reformatted. GSK has informed XenoPort that the NDA work is nearing completion and that GSK currently anticipates resubmitting the NDA for Solzira for the treatment of moderate-to-severe primary RLS to the FDA in January 2009. If the FDA refuses to accept the Solzira NDA submission, the NDA approval process would be delayed until we and GSK could correct and refile the NDA submission with the FDA in a manner that is ultimately accepted by the FDA.
     Changes in the regulatory approval policy during the development period, changes in, or the enactment of additional, regulations or statutes or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an NDA. For example, the FDA recently announced that, due to staffing and resource limitations, it has given its managers discretion to miss certain timing goals for completing reviews of NDAs set forth under the Prescription Drug User Fee Act, or PDUFA. If the FDA were to miss a PDUFA timing goal for one of our product candidates, the development and commercialization of the product candidate could be delayed or impaired. In addition, the Food and Drug Administration Amendments Act of 2007, or FDAAA, mandates FDA advisory committee reviews of all new molecular entities as part of the NDA approval process, although the FDA maintains discretion under the FDAAA to approve NDAs for new molecular entities without advisory committee reviews in certain instances. Solzira is classified as a new molecular entity. The advisory committee review process can be a lengthy and uncertain process that could delay the FDA’s NDA approval process and delay or impair the development and commercialization of our product candidates.
     The FDA has substantial discretion in the approval process and may refuse to approve any application or decide that our or our collaborative partners’ data is insufficient for approval and require additional preclinical, clinical or other studies. For example, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of any of our product candidates. Even if the FDA or other regulatory agency approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. The FDA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.
     We and our collaborative partners will need to obtain regulatory approval from authorities in foreign countries to market our product candidates in those countries. Neither we nor our collaborative partners have filed for final regulatory approval to market our product candidates in any foreign jurisdictions. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. If we or our collaborative partners fail to obtain approvals from foreign jurisdictions, the geographic market for our product candidates would be limited.
We depend on collaborations to complete the development and commercialization of some of our product candidates. These collaborations may place the development of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.
     In December 2005, we entered into a collaboration with Astellas for the development and commercialization of XP13512 in Japan and five other Asian countries. In February 2007, we entered into an exclusive collaboration with GSK to develop and commercialize XP13512 worldwide, excluding the Astellas territory. In October 2007, we entered into a collaboration with Xanodyne for the development and commercialization of XP21510 in the United States. We may enter into additional collaborations with third parties to develop and commercialize some of our other product candidates. Our dependence on Astellas and GSK for the development and commercialization of XP13512 and Xanodyne for the development and commercialization of XP21510 subjects us to, and dependence on future collaborators for development and commercialization of additional product candidates will subject us to, a number of risks, including:
•	we may not be able to control the amount and timing of resources that our collaborators may devote to the development or commercialization of product candidates or to their marketing and distribution;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and resources;

•	collaborators may experience financial difficulties;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	the collaborations may be terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.
     For example, pursuant to the terms of our agreement, GSK is responsible for all future development costs of XP13512, with the exception of specified development costs that we will assume in connection with the development of XP13512 for RLS in the United States. GSK is responsible for the resubmission of the NDA for FDA approval of Solzira for RLS. In addition, GSK will lead the development and registration of XP13512 for all indications other than RLS in the United States and all indications in the remainder of GSK’s licensed territory. We cannot control the process for securing FDA approval of Solzira for RLS. We cannot control the amount and timing of resources that GSK or Astellas may devote to the development or commercialization of XP13512, or that Xanodyne may devote to the development and commercialization of XP21510, or to their respective marketing and distribution. In addition, GSK, Astellas or Xanodyne could independently direct their respective development and marketing resources to the development or commercialization of competitive products, which could delay or impair the commercialization of XP13512 or XP21510, as the case may be, and harm our business.

If we do not establish collaborations for our product candidates other than XP13512 and XP21510, we will have to alter our development and commercialization plans.
     Our strategy includes selectively collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our product candidates. We intend to do so especially for indications that involve a large, primary care market that must be served by large sales and marketing organizations. We face significant competition in seeking appropriate collaborators, and these collaborations are complex and time consuming to negotiate and document. We may not be able to negotiate additional collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional collaborations because of the numerous risks and uncertainties associated with establishing additional collaborations. If we are unable to negotiate additional collaborations, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenues.
We will need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.
     We will need to raise additional capital to fund our operations and complete the development of our product candidates. If any product candidates receive regulatory approval for commercial sale, we may need to raise additional capital to fund our commercialization efforts. Our future funding requirements will depend on many factors, including:
•	the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

•	the timing of potential receipt of FDA approval of Solzira and its potential commercialization;

•	the cost of manufacturing clinical and establishing commercial supplies of our product candidates and any products that we may develop;

•	the timing of any milestone payments under our collaborative arrangements;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the timing, receipt and amount of sales, profit sharing or royalties, if any, from our potential products;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
     Until we can generate a sufficient amount of product revenues, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. However, the credit markets and the financial services industry have recently been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. These events have generally made equity and debt financing more difficult to obtain.

     If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any debt financing or additional equity that we raise may contain terms that are not favorable to our stockholders or us. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.
     We believe that our existing capital resources and expected milestone payments, together with interest thereon, and the net proceeds from this offering will be sufficient to meet our projected operating requirements into the second quarter of 2011. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Further, our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for product development and commercialization sooner than planned. We currently have no credit facility or committed sources of capital other than potential milestones receivable under our collaborations. If this offering is not completed, we believe that we have sufficient funds to meet our projected operating requirements through the end of 2010.
     Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may:
•	terminate or delay clinical trials for one or more of our product candidates;

•	delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates; or

•	curtail significant drug development programs that are designed to identify new product candidates.
If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates.
     To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate, through extensive preclinical studies and clinical trials, that the product candidate is safe and effective in humans. Preclinical and clinical testing is expensive, can take many years and has an uncertain outcome. A failure of one or more of our clinical trials could occur at any stage of testing. In addition, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process, which could delay or prevent our or our collaborative partners’ ability to commercialize our product candidates, including:
•	regulators or institutional review boards may not authorize us to commence a clinical trial at a prospective trial site;

•	our preclinical testing or clinical trials may produce negative or inconclusive results, which may require us to conduct additional preclinical or clinical testing or to abandon projects that we expect to be promising;

•	we may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	risks associated with clinical trial design may result in a failure of the clinical trial to show statistically significant results even if the product candidate is effective;

•	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects.
     As an example of an unforeseen event, after having been discharged from a Phase 1 clinical trial in which a single dose of XP13512 was administered almost two days earlier, a volunteer died of a self-inflicted gunshot wound following a domestic dispute. We do not believe that this incident was related to XP13512. However, any unforeseen event could cause us to experience significant delays in, or the termination of, clinical trials. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which would adversely impact our financial results.

Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.
     To date, we have not completed all of the clinical trials required for regulatory approval of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed or terminated as a result of many factors, including:
•	delays in patient enrollment, which we have experienced in the past, and variability in the number and types of patients available for clinical trials;

•	our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects; and

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines.
     For example, based on the results of a planned interim analysis of the clinical data, although no safety concerns were noted, Astellas recently terminated its Phase 2 clinical trial of XP13512 as a potential treatment for PDN due to difficulty in demonstrating a statistically significant advantage of XP13512 over placebo under the current clinical trial design. Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition. In addition, unforeseen safety issues or side effects could result from our collaborators’ current or future clinical trials, which could delay or negatively impact commercialization of our product candidates. It is also possible that none of our product candidates will complete clinical trials in any of the markets in which we or our collaborators intend to sell those product candidates. Accordingly, we or our collaborators would not receive the regulatory approvals needed to market our product candidates, which would severely harm our business and financial condition.
We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.
     We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators, collaborative partners and contract laboratories, to conduct our clinical trials. We have, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, with the exception of XP21510 in the United States and XP13512 outside the United States for RLS and all other indications around the world, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. For example, we need to prepare, and ensure our compliance with, various procedures required under good clinical practices, even though third-party contract research organizations have prepared and are complying with their own, comparable procedures. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates.
If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our intellectual property and our business will suffer.
     Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies and product candidates both in the United States and other countries. We cannot guarantee that any patents will issue from any of our pending or future patent applications. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.
     The degree of future protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:
•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents issued to us or our collaborators may not provide a basis for commercially viable products or may be challenged by third parties; or

•	the patents of others may have an adverse effect on our ability to do business.
     Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time.
     Our and our collaborators’ ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the policies governing biotechnology patents outside the United States are even more uncertain. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
     Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue such patents are invalid and/or unenforceable. For example, in September 2008, a law firm on behalf of an undisclosed client filed an opposition against the patent grant of one of our European patent applications covering XP13512. Unlike in the United States, where an issued patent is presumed valid, in Europe, third parties have nine months following the grant of a patent in which to file an opposition during which there is no presumption of patent validity. As is often the case, this opposition was filed a few days prior to the expiration of the nine-month period, and, accordingly, the grant of the European patent will be subject to a full review. While we cannot predict the duration or result of this opposition proceeding, a corresponding U.S. patent was issued, and the most important of the prior art that was cited in the European opposition as a basis for challenging the issuance of the European patent covering XP13512 was cited to the U.S. Patent and Trademark Office during the prosecution of that issued U.S. patent. The possible revocation of the European patent or amendment of its granted claims would not preclude us from developing and commercializing XP13512 in Europe, but could increase the risk of competition. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity and these same types of incentives encourage manufacturers to submit NDAs that rely on literature and clinical data not prepared for or by the drug sponsor.
     As of October 15, 2008, we held 35 U.S. patents and had 87 patent applications pending before the U.S. Patent and Trademark Office. For some of our inventions, corresponding non-U.S. patent protection is pending. Of the 35 U.S. patents that we hold, 25 patents are compound- and composition-related, having expiration dates from 2021 to 2026; four patents are synthesis-method related, having expiration dates from 2022 to 2025; one patent is proteomics methodology-related, having an expiration date in 2022; and five patents are screening methodology-related, having expiration dates from 2022 to 2025. Subject to possible patent term extension, the entitlement for which and the term of which we cannot predict, patent protection in the United States covering XP13512, our product candidate that is a Transported Prodrug of gabapentin, will expire no earlier than 2022. We believe that in all countries in which we hold or have licensed rights to patents or patent applications related to XP13512, the composition-of-matter patents relating to gabapentin have expired. For XP19986, our product candidate that is a Transported Prodrug of R-baclofen, two U.S. composition-of-matter patents have issued that will expire no earlier than 2025 and two synthesis method/chemical intermediate U.S. patents have issued that will expire no earlier than 2025. For XP21279, our product candidate that is a Transported Prodrug of L-dopa, one U.S.

composition-of-matter patent has issued that will expire no earlier than 2025. For XP21510, our product candidate that is a Transported Prodrug of tranexamic acid, one U.S. composition-of-matter patent has issued that will expire no earlier than 2026. Although third parties may challenge our rights to, or the scope or validity of, our patents, to date, other than the European opposition described above, we have not received any communications from third parties challenging our patents or patent applications covering our product candidates.
     We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming, and the outcome is unpredictable. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
     Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. In most cases, these individuals or entities are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.
Third-party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.
     Our commercial success depends in part on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Because others may have filed, and in the future are likely to file, patent applications covering products or other technologies of interest to us that are similar or identical to ours, patent applications or issued patents of others may have priority over our patent applications or issued patents. For example, we are aware of a family of third-party patent applications relating to prodrugs of gabapentin. We believe the applications have been abandoned in the United States, the European Patent Office, Canada, Australia and the United Kingdom. Additionally, we are aware of third-party patents relating to the use of baclofen in the treatment of gastroesophageal reflux disease, or GERD. If the patents are determined to be valid and construed to cover XP19986, the development and commercialization of XP19986 could be affected. With respect to the claims contained in these patent applications and patents, we believe that our activities do not infringe the patents at issue and/or that the third-party patent or patent applications are invalid. However, it is possible that a judge or jury will disagree with our conclusions regarding non-infringement and/or invalidity, and we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. Licenses required under any of these patents may not be available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to develop, commercialize and sell our product candidates. We believe that there may continue to be significant litigation in the biotechnology and pharmaceutical industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our management and financial resources and we may not prevail in any such litigation.
     Furthermore, our commercial success will depend, in part, on our ability to continue to conduct research to identify additional product candidates in current indications of interest or opportunities in other indications. Some of these activities may involve the use of genes, gene products, screening technologies and other research tools that are covered by third-party patents. Court decisions have indicated that the exemption from patent infringement afforded by 35 U.S.C. § 271(e)(1) does not encompass all research and development activities associated with product development. In some instances, we may be required to obtain licenses to such third-party patents to conduct our research and development activities, including activities that may have already occurred. It is not known whether any license required under any of these patents would be made available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to maintain a pipeline of potential product candidates and to bring new products to market. If we are required to defend against patent suits brought by third parties relating to third-party patents that may be relevant to our research activities, or if we initiate such suits, we could incur substantial costs in litigation. Moreover, an adverse result from any legal action in which we are involved could subject us to damages and/or prevent us from conducting some of our research and development activities.
If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed.
     We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of any of our product candidates. To date, we have relied on, and we expect to continue to rely on, a limited number of third-party compound manufacturers and active pharmaceutical ingredient, or API, formulators for the production of preclinical, clinical and commercial quantities of our product candidates. We do not have commercial supply agreements with any of these third parties, and our agreements with these parties are generally terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform under our agreements or enter into new agreements, we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of our product candidates in a timely manner from these third parties could delay clinical trials and prevent us or our partners from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.
     Under the terms of our collaboration with GSK, GSK is solely responsible for the manufacture of XP13512 to support its development and commercialization within its licensed territory. As a result, if GSK fails to manufacture sufficient quantities of XP13512, development and commercialization of this product candidate could be impaired or delayed in the GSK licensed territory. In addition, we will continue to be responsible for providing Astellas both clinical and commercial supplies of XP13512. Thus, we expect to continue to rely on a limited number of third-party manufacturers to meet our clinical and commercial supply obligations to Astellas for XP13512. We purchase substantial amounts of gabapentin, which is used to make XP13512, from Teva Pharmaceutical Industries, Ltd. pursuant to purchase orders issued from time to time. Teva’s sale of gabapentin is the subject of ongoing litigation brought by Pfizer Inc alleging infringement of a patent held by Pfizer. In September 2007, the Court of Appeals for the Federal Circuit overturned a July 2006 District Court ruling that was in favor of the generic gabapentin makers, including Teva, and the suit has been remanded to the District Court to continue with the trial. We have also recently qualified two additional potential suppliers of gabapentin. In the event that Teva or these additional suppliers decide not to sell gabapentin to us, or decide to sell gabapentin to us at a price that is not commercially attractive, or, as a result of this litigation, cease producing gabapentin, we would not be able to manufacture XP13512 until an alternative supplier was qualified. This could impair our ability to meet our supply obligations to Astellas and delay their ability to commercialize this product candidate.
     We currently rely on Lonza Ltd. as the single source supplier of our current requirements of XP13512 API. We have agreed to purchase XP13512 API from Lonza under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement in response to a breach by us, we would not be able to manufacture the API until a qualified alternative supplier is identified. This could delay the development of, and impair the ability of us or Astellas to commercialize, this product candidate. In addition, our current agreement with Lonza does not provide for the entire supply of API that we require to support Astellas’ planned clinical trials or full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of XP13512 API. In the event that the parties cannot agree to the terms and conditions for Lonza to provide some or all of our API commercial supply needs, we would not be able to manufacture API until a qualified alternative supplier is identified. This could impair our ability to satisfy our contractual obligations to Astellas and could also delay or impair Astellas’ ability to develop and commercialize XP13512. Unless earlier terminated, our current agreement with Lonza expires in July 2009.
     In addition, we currently rely on Patheon Pharmaceuticals, Inc. as our single source supplier for XP13512 formulated in sustained-release tablets for clinical trials at specified transfer prices under a quotation agreed upon by the parties that forms a part of a master services agreement. In the event that Patheon terminates the agreement under specified circumstances, we would not be able to manufacture XP13512 sustained-release tablets until a qualified alternative supplier is identified. This could impair our ability to satisfy our contractual obligations to Astellas and could also delay or impair Astellas’ ability to develop and commercialize XP13512.
     We currently rely on Excella GmbH (formerly Heumann Pharma GmbH) as our single source supplier of R-baclofen, the active agent used to make XP19986, under purchase orders issued from time to time. We are aware of two alternative suppliers of R-baclofen, and we are in the process of qualifying them as alternative suppliers. In the event that Excella determines to not sell R-baclofen to us at a price that is commercially attractive, and if we were unable to qualify an alternative supplier of R-baclofen, this could delay the development of, and impair our ability to commercialize, this product candidate.
     We currently rely on Lonza as the single source supplier of our current worldwide requirements of XP19986 in API form under a manufacturing services and product supply agreement. Our current agreement with Lonza does not provide for the entire supply of the

API necessary for our Phase 2 and Phase 3 clinical trials or for full-scale commercialization. In the event that the parties cannot agree to the terms and conditions for Lonza to provide some or all of our API clinical and commercial supply needs, we would not be able to manufacture API until a qualified alternative supplier is identified, which could also delay the development of, and impair our ability to commercialize, this product candidate.
     We currently rely on Xcelience, LLC as our single source supplier for XP19986 formulated in sustained-release tablets for clinical trials at specified transfer prices under quotations agreed upon by the parties as a part of a master services agreement. We have identified a potential alternative supplier and are in the qualifying process. In the event that Xcelience terminates the agreement under specified circumstances, we would not be able to manufacture XP19986 sustained-release tablets until an alternative supplier is qualified. This could delay the development of, and impair our ability to commercialize, XP19986.
     We currently rely on Ajinomoto Company as our single source supplier of L-Dopa, which is used to make XP21279, under purchase orders issued from time to time. We are aware of several alternative suppliers of L-Dopa, and we believe at least one alternative manufacturer could potentially supply L-Dopa, in the event that Ajinomoto determines to not sell L-Dopa to us at a price that is commercially attractive. If we were unable to qualify an alternative supplier of L-Dopa, this could delay the development of, and impair our ability to commercialize, XP21279.
     We have purchased from Raylo Chemicals, Inc., a subsidiary of Gilead Sciences, Inc., all of our current worldwide requirements of XP21279 in API form through our initial Phase 1 clinical trial under a manufacturing services and product supply agreement. We have identified a potential alternative supplier for manufacture of XP21279 in API form, and we are in the process of qualifying it as an alternative supplier. If we were unable to qualify an alternative supplier of XP21279, this could delay the development of, and impair our ability to commercialize, this product candidate.
     UPM Pharmaceuticals, Inc. provided our initial requirements of XP21279 for clinical trials in the form of sustained-release tablets at specified transfer prices under price quotations agreed upon by the parties as a part of a master services agreement. We currently rely on UPM as one source supplier for tablets of XP21279, but we have also recently qualified Metrics, Inc. as an alternative supplier for XP21279 tablets. In the event that UPM and Metrics terminate their respective agreements under specified circumstances, we would not be able to manufacture XP21279 sustained-release tablets until an alternative supplier is qualified. This could delay the development of, and impair our ability to commercialize, XP21279.
If we are required to obtain alternate third-party manufacturers, it could delay or prevent the clinical development and commercialization of our product candidates.
     We may not be able to maintain or renew our existing or any other third-party manufacturing arrangements on acceptable terms, if at all. If we are unable to continue relationships with Teva, Lonza or Patheon for XP13512, Excella, Lonza or Xcelience for XP19986 or Ajinomoto, UPM or Metrics for XP21279, to continue relationships at an acceptable cost or if these suppliers fail to meet our requirements for these product candidates for any reason, we would be required to obtain alternative suppliers. Any inability to obtain qualified alternative suppliers, including an inability to obtain, or delay in obtaining, approval of an alternative supplier from the FDA, would delay or prevent the clinical development and commercialization of these product candidates, and could impact our ability to meet our supply obligations to Astellas.
Any failure or delay in developing or manufacturing, or obtaining a qualified commercial supplier of, XP19986 could delay the clinical development and commercialization of this product candidate.
     Any inability to obtain a qualified commercial supplier of XP19986, including an inability to obtain, or delay in obtaining, approval of a supplier from the FDA, would delay or prevent the clinical development and commercialization of this product candidate. We currently ship XP19986 using refrigerated containers. We anticipate that manufacturing improvements we will make will alleviate the need to ship this product candidate for commercial sale using refrigerated containers. If we are unable to achieve these manufacturing improvements, we may incur additional expenses and delays that could impair our ability to generate product revenue.
Use of third-party manufacturers may increase the risk that we or our partners will not have adequate supplies of our product candidates.
     Our current reliance, and our and our partners’ anticipated future reliance, on third-party manufacturers will expose us and our partners to risks that could delay or prevent the initiation or completion of clinical trials by us or our partners, the submission of applications for regulatory approvals, the approval of our products by the FDA or foreign regulatory authorities or the commercialization of our products or could result in higher costs or lost product revenues. In particular, our contract manufacturers:
•	could encounter difficulties in achieving volume production, quality control and quality assurance or suffer shortages of qualified personnel, which could result in their inability to manufacture sufficient quantities of drugs to meet clinical schedules or to commercialize our product candidates;

•	could terminate or choose not to renew manufacturing agreements, based on their own business priorities, at a time that is costly or inconvenient for us;

•	could fail to establish and follow FDA-mandated current good manufacturing practices, or cGMPs, which are required for FDA approval of our product candidates, or fail to document their adherence to cGMPs, either of which could lead to significant delays in the availability of material for clinical study and delay or prevent marketing approval for our product candidates;

•	could encounter financial difficulties that would interfere with their obligations to supply our product candidates; and

•	could breach, or fail to perform as agreed under, manufacturing agreements.
     As an example, one of our third-party manufacturers previously released financial results indicating that its earnings were adversely affected due to certain circumstances at two of its manufacturing operations. If such financial difficulties interfere with its ability to satisfy its contractual obligations to supply our product candidates, there could be a delay in commencing or completing our or our collaborative partners’ clinical trials, which could also delay the development of, and impair our or our partners’ ability to commercialize, our product candidates.
     If we are not able to obtain adequate supplies of our product candidates, it will be more difficult to develop our product candidates and compete effectively. Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. For example, gabapentin is also marketed as generic gabapentin by Teva, one of our third-party manufacturers.
     In addition, the manufacturing facilities of Excella, Lonza, Teva and Ajinomoto are located outside of the United States. This may give rise to difficulties in importing our product candidates or their components into the United States or other countries as a result of, among other things, regulatory agency import inspections, incomplete or inaccurate import documentation or defective packaging.
Safety issues with the parent drugs or other components of our product candidates, or with approved products of third parties that are similar to our product candidates, could give rise to delays in the regulatory approval process, restrictions on labeling or product withdrawal.
     Discovery of previously unknown problems with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. The FDA approved gabapentin, the parent drug for our XP13512 product candidate, in 1993, and, to date, it has been used in at least 12 million patients. Baclofen, the R-isomer of which is the parent drug for our XP19986 product candidate, has been used since 1977. The FDA has not approved the R-isomer of baclofen for use in humans. The FDA approved levadopa, or L-Dopa, the parent drug for our XP21279, in 1967. The FDA has not approved oral tranexamic acid, which is the parent drug for our XP21510 product candidate, although it has been used in European countries and other countries for many years and is approved in intravenous form in the United States for tooth extractions in hemophiliacs. Although gabapentin, baclofen, L-Dopa and tranexamic acid have been used successfully in patients for many years, newly observed toxicities, or worsening of known toxicities, in patients receiving gabapentin, baclofen, L-Dopa or tranexamic acid could result in increased regulatory scrutiny of XP13512, XP19986, XP21279 and XP21510, respectively.
     Our product candidates are engineered to be broken down by the body’s natural metabolic processes and to release the parent drug and other metabolic substances. While these breakdown products are generally regarded as safe, it is possible that there could be unexpected toxicity associated with these breakdown products that will cause any or all of XP13512, XP19986, XP21279 and XP21510 to be poorly tolerated by, or toxic to, humans. Any unexpected toxicity of, or suboptimal tolerance to, our Transported Prodrugs would delay or prevent commercialization of these product candidates.
     Additionally, problems with approved products marketed by third parties that utilize the same therapeutic target or belong to the same therapeutic class as the parent drug of our product candidates could adversely affect the development of our product candidates. For example, the product withdrawals of Vioxx from Merck & Co., Inc. and Bextra from Pfizer in 2005 due to safety issues has caused other drugs that have the same therapeutic target, such as Celebrex from Pfizer, to receive additional scrutiny from regulatory authorities. If either gabapentin or pregabalin, drugs from Pfizer that are marketed as Neurontin and Lyrica, respectively, encounters unexpected toxicity problems in humans, the FDA may delay or prevent the regulatory approval of XP13512 since it is believed to share the same therapeutic target as gabapentin and pregabalin. In 2005, the FDA requested that all makers of epilepsy drugs analyze their clinical trial data to determine whether these drugs increase the risk of suicide in patients. In December 2008, the FDA added warnings to 11 antiepileptic drugs, including gabapentin, regarding an increased risk of suicide or suicidal thoughts. At this time, it is unclear if XP13512, as a compound that is believed to share the same therapeutic target as gabapentin and pregabalin, would, if approved by the FDA, require a similar warning in its label. Finally, if the FDA determines that a drug may present a risk of substance abuse, it can recommend to the DEA that the drug be scheduled under the Controlled Substances Act. While gabapentin is not a scheduled drug at the present time, pregabalin has been scheduled as a controlled substance. Since pregabalin is a scheduled drug, it is possible that the FDA may require additional testing of XP13512, the results of which could lead the FDA to conclude that XP13512 should be scheduled as well. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, and the DEA regulates the amount of a scheduled substance that is available for clinical trials and commercial distribution. Accordingly, any scheduling action that the FDA or DEA may take with respect to XP13512 may delay its clinical trial and approval process. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.
We may not be successful in our efforts to identify or discover additional Transported Prodrug candidates.
     An important element of our strategy is to identify, develop and commercialize Transported Prodrugs that improve upon the absorption, distribution and/or metabolism of drugs that have already received regulatory approval. Other than XP13512, XP19986 and XP21279, all of our research and development programs are at a preclinical stage. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:
•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may, on further study, be shown to have inadequate efficacy, harmful side effects, suboptimal pharmaceutical profile or other characteristics suggesting that they are unlikely to be effective products.
     If we are unable to develop suitable product candidates through internal research programs or otherwise, we will not be able to increase our revenues in future periods, which could result in significant harm to our financial position and adversely impact our stock price.
Our product candidates will remain subject to ongoing regulatory review, even if they receive marketing approval. If we or our collaborative partners fail to comply with continuing regulations, these approvals could be rescinded and the sale of our products could be suspended.
     Even if we or our collaborative partners receive regulatory approval to market a particular product candidate, the approval could be conditioned on conducting additional, costly, post-approval studies or could limit the indicated uses included in the labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us or our collaborative partners to withdraw it from the market or impede or delay our or our collaborative partners’ ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements.
     If we or our collaborative partners fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we and our partners could be subject to administrative or judicially imposed sanctions, including:
•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.
Because we have a number of product candidates and are considering a variety of target indications, we may expend our limited resources to pursue a particular candidate or indication and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.
     Because we have limited financial and managerial resources, we must focus on research programs and product candidates for the specific indications that we believe are the most promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.
The commercial success of any products that we or our partners may develop will depend upon the degree of market acceptance among physicians, patients, healthcare payors and the medical community.
     Any products that result from our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and we may not become profitable. The degree of market acceptance of any products resulting from our product candidates will depend on a number of factors, including:
•	demonstration of efficacy and safety in clinical trials;

•	the prevalence and severity of any side effects;

•	potential or perceived advantages over alternative treatments;

•	perceptions about the relationship or similarity between our product candidates and the parent drug upon which each Transported Prodrug candidate was based;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.

If we are unable to establish sales and marketing capabilities or enter into additional agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.
     We have a limited sales and marketing organization and have limited experience in the sales, marketing and distribution of pharmaceutical products. There are risks involved with establishing our own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time-consuming. On the other hand, if we enter into arrangements with third parties to perform sales, marketing and distribution services, as we have for XP13512 around the world and XP21510 in the United States, our product revenues will be lower than if we market and sell any products that we develop ourselves.
     Under the terms of our collaboration with GSK, we are entitled to a royalty based on a percentage of sales of XP13512 in the GSK territory for a specified period of time, unless we elect the option to co-promote XP13512 in the United States. In the event that we elect the co-promotion option for XP13512, we would share marketing and commercialization costs and would be entitled to a share of operating profits from sales of XP13512 in the United States, as well as receive payments on details we perform on Requip XL, GSK’s product for Parkinson’s disease in the United States. Subject to approval from the FDA of an NDA for Solzira, we would co-promote XP13512 in the United States to those same prescribers. If we elect the co-promotion option for XP13512, we plan to establish our own specialty sales force to sell and market our products. Under the terms of our collaboration with Xanodyne, we are entitled to a percentage of sales of XP21510 in the United States for a specified period of time and a specified percentage of sales of XP12B, Xanodyne’s formulation of tranexamic acid that has successfully completed two Phase 3 pivotal trials.
     Factors that may inhibit our efforts to commercialize our products include:
•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
     Because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when we will establish our own sales and marketing capabilities. If we are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.
Our ability to generate revenue from any products that we may develop will depend on reimbursement and drug pricing policies and regulations.
     Many patients may be unable to pay for any products that we or our collaborative partners may develop. In the United States, many patients will rely on Medicare, Medicaid, private health insurers and other third-party payors to pay for their medical needs. Our and our partners’ ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our and our partners’ ability to successfully commercialize, and attract additional collaborators to invest in the development of, our product candidates. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available for any products that we or our partners may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for medical products and services, and many third-party payors may refuse to provide reimbursement for particular drugs when an equivalent generic drug is available. Although we believe any products that may result from our product candidates will represent an improvement over the parent drugs upon which they are based and be considered unique and not subject to substitution by a generic parent drug, it is possible that a third-party payor may consider our product candidate and the generic parent drug as equivalents and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of the existing parent drug may limit the amount we will be able to charge for our product candidate. If reimbursement is not available or is available only at limited levels, we or our partners may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on such products.
     The trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may result from our product candidates. In addition, any future regulatory changes regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability.
     In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003, or the 2003 Medicare Act, was enacted. Medicare beneficiaries are now eligible to obtain subsidized prescription drug coverage from a choice of private sector plans. Over 90 percent of Medicare beneficiaries now have coverage for prescription medicines. It remains difficult to predict the long-term impact of the 2003 Medicare Act on pharmaceutical companies. The use of pharmaceuticals has increased slightly among some patients as the result of the expanded access to medicines afforded by coverage under Medicare. However, such expanded utilization has been largely offset by increased pricing pressure and competition due to the enhanced purchasing power of the private sector plans that negotiate on behalf of Medicare beneficiaries and by an increase in the use of generic medicines in this population.
If our competitors are able to develop and market products that are more effective, safer or less costly than any products that we may develop, our commercial opportunity will be reduced or eliminated.
     We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.
     We estimate that we have at least three competitors in the neuropathic pain, migraine prophylaxis and RLS therapeutic areas, including Eli Lilly and Company, Johnson & Johnson and Pfizer. Competition for XP13512 could include: approved drugs that act on the same target as XP13512, such as pregabalin, Neurontin and generic gabapentin; anti-Parkinson’s disease products and product candidates, such as generic ropinirole from GSK and pramipexole from Boehringer Ingelheim GmbH, which are each approved for the treatment of moderate-to-severe RLS, and the rotigotine patch from Schwarz Pharma AG (member of the UCB group), which filed its NDA for the treatment of moderate-to-severe RLS with the FDA in the fourth quarter of 2007 and has received a complete response letter from the FDA; antiepileptics, such as topiramate from Johnson & Johnson, which is approved for the prevention of migraines; and serotonin norepinephrine inhibitors, such as duloxetine from Eli Lilly, which is approved for the management of painful diabetic neuropathy. We are aware that generic gabapentin is marketed by Alpharma Inc., Pfizer, Teva and IVAX Corp, among others, and that it is prescribed off-label to treat a variety of conditions. We estimate that XP19986 could have several generic drug competitors in the spasticity area. There are several drugs approved for the treatment of spasticity, such as racemic baclofen, diazepam, dantrolene sodium and tizanidine, and many therapies in development, such as Fampridine-SR from Acorda Therapeutics, Inc. that could compete with XP19986. We estimate that we have at least five competitors in the GERD therapeutic area, including Wyeth, TAP Pharmaceutical Products Inc., Novartis, Addex Pharmaceuticals and AstraZeneca. We estimate that we have at least four competitors in the market for treating acute back spasms, including Amrix from Cephalon, Inc., Skelaxin from King Pharmaceuticals, Inc., Flexeril and generic cyclobenzaprine and Soma and generic carisoprodol. Competition for XP21279 could include generic L-Dopa/carbidopa drugs and other drugs approved for the treatment of Parkinson’s disease. These include a combination therapy of L-Dopa/carbidopa/entacapone (marketed in the United States by Novartis as Stalevo) and dopamine agonists (marketed by Boehringer-Ingelheim, GSK and UCB as Mirapex, Requip and Neupro, respectively). In addition, there may be other compounds of which we are not aware that are at an earlier stage of development and may compete with our product candidates. If any of those compounds are successfully developed and approved, they could compete directly with our product candidates.
     Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.

Off-label sale or use of generic gabapentin products could decrease sales of XP13512 and could lead to pricing pressure if such products become available at competitive prices and in dosages that are appropriate for the indications for which we or our collaborative partners are developing XP13512.
     Physicians are permitted to prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those uses tested and approved by the FDA. Such off-label uses are common across medical specialties. Various products are currently sold and used off-label for some of the diseases and conditions that we or our partners are targeting, and a number of companies are, or may be, developing new treatments that may be used off-label. The occurrence of such off-label uses could significantly reduce our or our partners’ ability to market and sell any products that we or our partners may develop.
     We believe that in all countries in which we hold or have licensed rights to patents or patent applications related to XP13512, the composition-of-matter patents relating to gabapentin have expired. Off-label prescriptions written for gabapentin could adversely affect our ability to generate revenue from the sale of XP13512, if approved for commercial sale. This could result in reduced sales and pricing pressure on XP13512, if approved, which in turn would reduce our ability to generate revenue and have a negative impact on our results of operations.
Our investment portfolio may become impaired by further deterioration of the capital markets.
     Our cash equivalent and short-term investment portfolio as of September 30, 2008 consisted of bonds of U.S. government agencies, corporate debt securities and money market mutual funds. We follow an established investment policy and set of guidelines to monitor, manage and limit our exposure to interest rate and credit risk. The policy sets forth credit quality standards and limits our exposure to any one issuer, as well as our maximum exposure to various asset classes.
     As a result of current adverse financial market conditions, investments in some financial instruments, such as structured investment vehicles, sub-prime mortgage-backed securities and collateralized debt obligations, may pose risks arising from liquidity and credit concerns. As of September 30, 2008, we had no direct holdings in these categories of investments and our indirect exposure to these financial instruments through our holdings in money market mutual funds was immaterial. As of September 30, 2008, we had no impairment charge associated with our short-term investment portfolio relating to such adverse financial market conditions. Although we believe our current investment portfolio has very little risk of impairment, we cannot predict future market conditions or market liquidity and can provide no assurance that our investment portfolio will remain unimpaired.
If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop or commercialize our product candidates.
     Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading clinicians. If we are not able to retain Drs. Ronald Barrett, Kenneth Cundy, Mark Gallop, David Savello and David Stamler, we may not be able to successfully develop or commercialize our product candidates. Competition for experienced scientists and development staff may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. We do not carry “key person” insurance covering members of senior management or key scientific personnel. If we fail to identify, attract and retain qualified personnel, we may be unable to continue our development and commercialization activities.
We will need to hire additional employees in order to commercialize our product candidates. Any inability to manage future growth could harm our ability to commercialize our product candidates, increase our costs and adversely impact our ability to compete effectively.
     In order to commercialize our product candidates, we will need to expand the number of our managerial, operational, financial and other employees. We currently anticipate that we will need at least 150 additional employees by the time that XP13512 or XP19986 is initially commercialized, including at least 50 sales representatives. Because the projected timeframe of hiring these additional employees depends on the development status of our product candidates and because of the numerous risks and uncertainties associated with drug development, we are unable to project when we will hire these additional employees. The competition for qualified personnel in the pharmaceutical and biotechnology field is intense, and we may experience difficulties in recruiting, hiring and retaining qualified individuals.

     Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to manage any future growth effectively.
If product liability lawsuits are brought against us, we will incur substantial liabilities and may be required to limit commercialization of any products that we may develop.
     We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products that we may develop caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to clinical trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.
     We have product liability insurance that covers our clinical trials up to a $10.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any products that we may develop. Insurance coverage is increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.
If we use biological and hazardous materials in a manner that causes contamination or injury or violates laws, we may be liable for damages.
     Our research and development activities involve the use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We, the third parties that conduct clinical trials on our behalf and the third parties that manufacture our product candidates are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with these laws and regulations could result in significant fines and work stoppages and may harm our business.
     Our facility is located in California’s Silicon Valley, in an area with a long history of industrial activity and use of hazardous substances, including chlorinated solvents. Environmental studies conducted prior to our leasing of the site found levels of metals and volatile organic compounds in the soils and groundwater at our site. While these constituents of concern predated our occupancy, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current operators of real property for the cost of removal or remediation of hazardous substances. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. As a result, while we have not been, we cannot rule out the possibility that we could in the future be held liable for costs to address contamination at the property beneath our facility, which costs could be material.
Our facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

     Our facility is located near known earthquake fault zones and, therefore, is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.
Risks Related to this Offering and Ownership of our Common Stock
Our stock price is volatile, and purchasers of our common stock could incur substantial losses.
     The market prices for securities of biopharmaceutical companies in general have been highly volatile. The market price of our common stock may be influenced by many factors, including:
•	adverse results or delays in our or our collaborative partners’ clinical trials;

•	the timing of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the filing for regulatory approval or the establishment of commercial partnerships for one or more of our product candidates;

•	announcement of FDA approvability, approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	actions taken by regulatory agencies with respect to products or drug classes related to our product candidates;

•	the commercial success of any of our products approved by the FDA or its foreign counterparts;

•	changes in our collaborators’ business strategies;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	any intellectual property matter involving us, including infringement lawsuits;

•	actions taken by regulatory agencies with respect to our or our partners’ compliance with regulatory requirements;

•	announcements of technological innovations or new products by us or our competitors;

•	market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	restatements of our financial results and/or material weaknesses in our internal controls; and

•	the loss of any of our key scientific or management personnel.

     The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management’s attention and resources and possibly delay our clinical trials or commercialization efforts.
Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our stock price.
     Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to, and reporting on, the effectiveness of our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC. If we cannot favorably assess, or our independent registered public accounting firm is unable to provide an unqualified attestation report on, the effectiveness of our internal control over financial reporting, investor confidence in the reliability of our financial reports may be adversely affected, which could have a material adverse effect on our stock price.
Fluctuations in our operating results could cause our stock price to decline.
     The following factors are likely to result in fluctuations of our operating results from quarter to quarter and year to year:
•	adverse results or delays in our or our collaborative partners’ clinical trials;

•	the timing and achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the filing for regulatory approval or the establishment of a commercial partnership for one or more of our product candidates;

•	announcement of FDA approvability, approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	actions taken by regulatory agencies with respect to products or drug classes related to our product candidates;

•	the commercial success of any of our products approved by the FDA or its foreign counterparts;

•	changes in our collaborators’ business strategies;

•	actions taken by regulatory agencies with respect to our or our partners’ compliance with regulatory requirements;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	any intellectual property matter involving us, including infringement lawsuits; and

•	announcements of technological innovations or new products by us or our competitors.
     Due to these fluctuations in our operating results, a period-to-period comparison of our results of operations may not be a good predictor of our future performance. For example, due to the recognition of revenues from up-front and milestone payments from our collaborations with Astellas, GSK and Xanodyne, we were profitable in the three-month periods ended June 30 and September 30, 2007, and for the year ended December 31, 2007. However, while recognition of these revenues resulted in a profitable year for 2007, we continue to expect to incur losses for the next several years. In any particular financial period, the actual or anticipated fluctuations could be below the expectations of securities analysts or investors and our stock price could decline.
Because a small number of existing stockholders own a large percentage of our voting stock, they may be able to exercise significant influence over our affairs, acting in their best interests and not necessarily those of other stockholders.
     As of October 15, 2008, our executive officers, directors and holders of 5% or more of our outstanding common stock beneficially owned approximately 31.6% of our common stock. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders. This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquiror from attempting to obtain control of us, which in turn could reduce the price of our common stock.
Our stockholder rights plan and anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
     Provisions in our amended and restated certificate of incorporation and bylaws may delay or prevent an acquisition of us, a change in our management or other changes that stockholders may consider favorable. These provisions include:
•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to make it difficult for a third party to acquire us;

•	notice requirements for nominations for election to the board of directors; and

•	limitations on the removal of directors.
     Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
     We have adopted a rights agreement under which certain stockholders have the right to purchase shares of a new series of preferred stock at an exercise price of $140.00 per one one-hundredth of a share, if a person acquires more than 15% of our common stock. The rights plan could make it more difficult for a person to acquire a majority of our outstanding voting stock. The rights plan could also reduce the price that investors might be willing to pay for shares of our common stock and result in the market price being lower than it would be without the rights plan. In addition, the existence of the rights plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the rights plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.
If there are large sales of our common stock, the market price of our common stock could drop substantially.
     If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of our common stock, the market price of our common stock could decline significantly. As of October 15, 2008, we had 25,261,653 outstanding shares of common stock. Of these shares, up to 14,702,189 shares of common stock are tradable under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, subject in some cases to various vesting agreements and the volume limitations and manner of sale requirements under Rule 144, and the remainder of the shares outstanding as of October 15, 2008 have been registered under the Securities Act and are freely tradable.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
     We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This free writing prospectus and the documents we have filed with the SEC that are incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•	our ability to obtain and maintain regulatory approvals for our product candidates;

•	our expectations with respect to potential commercialization of any of our product candidates;

•	the success and timing of our preclinical studies and clinical trials;

•	our plans to research, develop and commercialize our product candidates;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing, and our ability to obtain additional financing; and

•	our ability to obtain and maintain intellectual property protection for our product candidates.
     In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We discuss many of these risks, uncertainties and other factors in greater detail under the heading “Risk Factors” contained in this free writing prospectus. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this free writing prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.
     Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS
     We estimate that the net proceeds from the sale of the securities we are offering, excluding the proceeds, if any, from the exercise of the warrants issued in this offering, will be approximately $39.7 million, based on the assumed public offering price of $21.17 per unit and after deducting the estimated offering expenses payable by us.
     We expect to use the net proceeds from this offering for general corporate purposes, including clinical trial, research and development, general and administrative and manufacturing expenses. We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
     The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated through our existing strategic collaborations and any additional strategic collaborations into which we may enter. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.
     Until the funds are used as described above, we intend to invest the net proceeds from this offering in interest-bearing, investment grade securities.
DILUTION
     Our net tangible book value as of September 30, 2008 was approximately $95.1 million, or $3.76 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of September 30, 2008.
     After giving effect to our sale of 1,889,467 units in this offering at the assumed public offering price of $21.17 per unit (or $21.17 per share of common stock included in each unit and preliminarily attributing no value to the warrant included in each unit) and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2008 would have been approximately $134.8 million, or $4.97 per share. This represents an immediate increase in net tangible book value of $1.21 per share to existing stockholders and immediate dilution in net tangible book value of $16.20 per share to new investors participating in this offering at the assumed public offering price. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share included in each unit		$21.17

Net tangible book value per share as of September 30, 2008	$3.76
Increase per share attributable to new investors	1.21

As adjusted net tangible book value per share after this offering		4.97

Dilution per share to new investors		$16.20

     The above illustration of dilution per share to investors participating in this offering assumes:
•	no exercise of outstanding options to purchase our common stock or outstanding warrants to purchase shares of our common stock;

•	no issuances of our common stock upon the vesting of outstanding restricted stock units; and

•	no exercise of the warrants offered hereby.
     The above discussion and table are based on 25,250,690 shares of common stock issued and outstanding as of September 30, 2008 and exclude:
•	the 283,420 shares of our common stock issuable upon the exercise of the warrants offered hereby;

•	4,770 shares of our common stock subject to our right of repurchase as of September 30, 2008 that are not classified as outstanding for financial reporting purposes, but that will become outstanding for financial reporting purposes as the shares vest and are released from our right of repurchase;

•	3,327,192 shares of our common stock issuable upon the exercise of options outstanding for financial reporting purposes as of September 30, 2008, having a weighted-average exercise price of $27.45 per share;

•	218,315 shares of our common stock issuable upon the vesting of restricted stock unit awards outstanding as of September 30, 2008;

•	21,332 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2008, having an exercise price of $15.00 per share; and

•	an aggregate of 2,024,510 shares of our common stock reserved for future issuance as of September 30, 2008 under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan.
     To the extent that outstanding options or warrants are exercised or restricted stock unit awards vest, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.
DESCRIPTION OF SECURITIES WE ARE OFFERING
     In this offering, we are offering a maximum of 1,889,467 units, consisting of 1,889,467 shares of common stock and warrants to purchase an additional 283,420 shares of common stock. Each unit consists of one share of common stock and a warrant to purchase 0.15 of a share of common stock at an exercise price of $25.40 per share. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately. This free writing prospectus also relates to the offering of shares of our common stock upon exercise, if any, of the warrants.
Description of Common Stock
     The material terms and provisions of our common stock and each other class of our securities that qualifies or limits our common stock are summarized below. The following summary description is based on the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our amended and restated certificate of incorporation and bylaws and the Delaware General Corporation Law. For information on how to obtain copies of our amended and restated certificate of incorporation and amended and restated bylaws, see “Where You Can Find More Information.”
     Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of September 30, 2008, there were 25,255,460 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
     Common Stock
     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not currently have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. However, holders of our common stock may not, unless otherwise required by law, vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more series of preferred stock that we may issue if the holders of such preferred stock are entitled to vote on such amendment. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. All of our outstanding shares of common stock are, and the shares of common stock we are offering will be, fully paid and nonassessable.
     Preferred Stock
     Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock, of which 1,000,000 shares are authorized for issuance as Series A junior participating preferred stock, none of which are outstanding. Our board of directors may issue preferred stock in one or more series and has the authority to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
     Stock Options and Restricted Stock Unit Awards
     As of September 30, 2008, there were 3,322,422 shares of our common stock issuable upon the exercise of outstanding stock options, having a weighted-average exercise price of $27.48 per share, and 218,315 shares of our common stock issuable upon the vesting of outstanding restricted stock unit awards. As of September 30, 2008, an aggregate of 2,024,510 shares of our common stock were reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan.
     Outstanding Warrants
     As of September 30, 2008, warrants to purchase a total of 21,332 shares of our common stock at an exercise price of $15.00 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.
     Registration Rights
     As of September 30, 2008, the holders of up to 1,727,157 shares of our common stock or their transferees, may require us, on not more than two occasions, to file and cause to be declared effective a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares, net of underwriting discounts and commissions, is expected to exceed $10,000,000. In such event, we will be required to use our commercially reasonable efforts to effect the registration. Further, if we are then qualified to file a registration statement on Form S-3, these holders may require us to file a registration statement on Form S-3 so long as the aggregate offering price of the shares to be sold under the registration statement on Form S-3, net of underwriting discounts and commissions, is at least $1,000,000; however, we are only obligated to effect one registration statement on Form S-3 in any 12-month period. In addition, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, these security holders are entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. We will pay all expenses relating to any demand, Form S-3 or piggyback registration, other than underwriting discounts and commissions. These registration rights and our obligations will terminate upon the earlier of four years following the closing of our initial public offering, which date is June 7, 2009, or, as to a given holder of these registration rights who owns less than 5% of our outstanding common stock, when such holder can sell all of such holder’s common stock that carries registration rights in a 90-day period pursuant to Rule 144 promulgated under the Securities Act.
     Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws
     Delaware Law
     We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.
     Certificate of Incorporation and Bylaw Provisions
     Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors shall be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our amended and restated certificate of incorporation:
•	provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provides that the authorized number of directors may be changed only by resolution of the board of directors; and

•	eliminates cumulative voting for the election of directors (unless at the time of any such election we are subject to certain provisions of the California General Corporation Law).
     Our amended and restated bylaws also provide that special meetings of our stockholders may be called only by the chairperson of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
     These and other provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
     Stockholder Rights Plan; Series A Junior Participating Preferred Stock
     In December 2005, our board of directors adopted a Stockholder Rights Plan, pursuant to which all stockholders of record as of January 13, 2006 received rights to purchase shares of a newly created series of preferred stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A junior participating preferred stock at an exercise price of $140.00 per right, subject to adjustment. The rights trade with our common stock and are not currently exercisable. The rights will become exercisable when a person or group acquires 15% or more of our outstanding common stock or ten business days after commencement or announcement of a tender or exchange offer for 15% or more of our outstanding common stock. If a person or group acquires 15% or more of our outstanding common stock, all rights holders except such buyer will be entitled to acquire our common stock at a discount. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold to a person or group who has acquired 15% or more of our outstanding common stock, proper provision will be made so that each such holder of a right will thereafter have the right to receive, upon the exercise of the right, shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.
     Each share of Series A junior participating preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series A junior participating preferred stock would be entitled to receive a minimum preferential liquidation payment of $100 per share, but would be entitled to an aggregate payment of 100 times the payment made per share of common stock. In the event of any merger, consolidation or other transaction in which our common stock is exchanged, each share of Series A junior participating preferred stock would be entitled to receive 100 times the amount of consideration received per share of common stock. Each share of Series A junior participating preferred stock will have 100 votes, voting together with the shares of common stock. The shares of Series A junior participating preferred stock that we may issue rank junior to any other series of our preferred stock. The Series A junior participating preferred stock is not convertible or redeemable and has no preemptive, subscription or conversion rights.
     Our board of directors may terminate the Stockholder Rights Plan at any time, amend the Stockholder Rights Plan without the approval of any holders of the rights or redeem the rights prior to the time a person or group acquires 15% or more of our common stock. The rights are protected by customary anti-dilution provisions. These rights will expire on January 13, 2016, unless the rights are earlier redeemed or exchanged by us. The rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.
     Transfer Agent and Registrar
     The Transfer Agent and Registrar for our common stock is BNY Mellon Shareowner Services. The transfer agent’s address is 480 Washington Boulevard, Jersey City, New Jersey 07310.
Description of Warrants
     The warrants offered in this offering will be issued pursuant to a purchase agreement between each of the purchasers and us. You should review a copy of the form of purchase agreement and the form of warrant, each of which will be filed by us as an exhibit to a Current Report on Form 8-K filed with the SEC in connection with this offering, for a complete description of the terms and conditions applicable to the warrants. The following is a brief summary of the material terms of the warrants and is subject in all respects to the provisions contained in the warrants.
     Exercisability. Holders may exercise the warrants beginning on the date of original issuance and at any time up to the date that is five years after such date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below).

     Cashless Exercise. If at any time during the warrant exercisability period the fair market value of our common stock exceeds the exercise price of the warrants, each holder may, at its election, effect a cashless exercise of the warrants (in whole or in part) by surrendering the warrants to us together with delivery to us of a duly executed exercise notice, by canceling a portion of the warrant in payment of the purchase price payable in respect of the number of shares of our common stock purchased upon such exercise.
     Exercise Price. The exercise price per share of common stock purchasable upon exercise of the warrants is $25.40 per share of common stock being purchased. The exercise price is subject to appropriate adjustment in the event of stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.
     Transferability. Subject to applicable laws and the restriction on transfer set forth in the warrant purchase agreements, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.
     Exchange Listing. We do not plan on making an application to list the warrants on the NASDAQ Global Select Market, any national securities exchange or other nationally recognized trading system.
     Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants and generally including any capital reorganization, reclassification of our capital stock, consolidation, or merger with another entity in which we are not the survivor, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or any person or group acquiring more than 50% of the outstanding shares of our common stock (or more than 50% of our voting power) whether by tender offer or otherwise, then the successor entity will assume all of our obligations under the warrants (and we may not enter into any such fundamental transaction unless the successor entity assumes the warrants). Prior to the consummation of any fundamental transaction pursuant to which holders of shares of our common stock are entitled to receive securities or other assets with respect to or in exchange for such shares of common stock, we will make appropriate provision to insure that the holders of the warrants will thereafter have the right to receive upon exercise of the warrants such shares of stock, securities, cash, assets or other property which the holders would have been entitled to receive upon the happening of such fundamental transaction had the warrants been exercised immediately prior to such fundamental transaction.
     Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.
     Waivers and Amendments. Any term of a warrant may be amended or waived with our written consent and the written consent of the holder of such warrant.
PLAN OF DISTRIBUTION
     We are offering the units directly to two institutional investors and their related funds. Confirmations and definitive prospectuses will be distributed to the investors who agree to purchase the units, informing investors of the closing date as to such units. We currently anticipate that closing of the sale of 1,889,467 units will take place on or about December 31, 2008. Investors will also be informed of the date and manner in which they must transmit the purchase price for their units. On the scheduled closing date, we will receive funds in the amount of the aggregate purchase price. The estimated offering expenses payable by us are approximately $0.3 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock. After deducting our estimated offering expenses, we expect the net proceeds from this offering to be approximately $39.7 million.
     The Transfer Agent and Registrar for our common stock is BNY Mellon Shareowner Services. The transfer agent’s address is 480 Washington Boulevard, Jersey City, New Jersey 07310.
     Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “XNPT.”
LEGAL MATTERS
     The validity of the securities being offered by us will be passed upon for us by Cooley Godward Kronish llp, Palo Alto, California.

EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports, which are incorporated by reference in this free writing prospectus. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including XenoPort. The SEC’s Internet site can be found at http://www.sec.gov.
      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this free writing prospectus. We incorporate by reference the following information or documents that we have filed with the SEC (Commission File No. 0-51329):
•	our Current Report on Form 8-K, filed with the SEC on January 15, 2008, as amended by Form 8-K/A, filed with the SEC on January 16, 2008;

•	our Current Report on Form 8-K, filed with the SEC on February 1, 2008;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the SEC on February 22, 2008 (the “2007 Form 10-K”);

•	our Current Report on Form 8-K, filed with the SEC on February 28, 2008;

•	our Current Report on Form 8-K, filed with the SEC on March 5, 2008;

•	the information specifically incorporated by reference into our 2007 Form 10-K from our definitive proxy statement on Schedule 14A, filed with the SEC on April 8, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 8, 2008;

•	our Current Report on Form 8-K, filed with the SEC on July 18, 2008;

•	our Current Report on Form 8-K, filed with the SEC on August 1, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 7, 2008;

•	our Current Report on Form 8-K, filed with the SEC on September 16, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 6, 2008;

•	our Current Report on Form 8-K, filed with the SEC on November 10, 2008;

•	our Current Report on Form 8-K, filed with the SEC on December 2, 2008;

•	our Current Report on Form 8-K, filed with the SEC on December 30, 2008; and

•	the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on May 25, 2005, as amended by Form 8-A/A, filed with the SEC on December 20, 2005, including any further amendments thereto or reports filed for the purposes of updating this description.
      Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this free writing prospectus modifies or replaces such information.
      We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to XenoPort, Inc., Attention: Investor Relations, 3410 Central Expressway, Santa Clara, California 95051. Our phone number is (408) 616-7200.